



HANA MAKGEOLLI

Artisanal Korean Rice Wines Made in Brooklyn

PITCH VIDEO INVESTOR PANEL

HANA MAKGEOLLI
GROUNDED IN TRADITION | MADE WITH LOVE

hanamakgeolli.com New York NY

Alcohol | Food | Eating and Drinking | Manufacturing | Wine

Highlights

1. The country's first and only brewery specializing in artisanal Korean rice wines

2. Female founder and head brewer

3. Already raised $550K out of a $750K seed round goal

4. Extremely strong demand and sales across channels since September 2020 launch

5 Every bottle made has been sold, generating $80K in our first 6 months
4 Extremely strong demand and sales across channels since September 2020 launch

5. Every bottle made has been sold, generating $80K in our first 6 months operating at 60% capacity

6. High growth potential with untapped tasting room sales and larger scale production and distribution

7. Core portfolio of 3 wines, all made with the highest quality organic rice and


Our Team



Alice Jun   Founder & Brewer

Bootlegger, hustler, dreamer and first female brewer and founder to make artisanal Korean rice wines in the US. Former Senior Consultant at Deloitte. NYU Stern School of Business

> For our founder and brewer Alice Jun, brewing makgeolli is a deeply personal endeavor with roots reaching as far her childhood. Alice is extremely passionate about her craft and growing the Korean alcohol category here in the US. Alice's goal is to elevate the US market's understanding of Korean rice wines and make high quality sool available.



John Limb   LLC Managing Member

#1 advocate, believer, protector, and champion of Hana Makgeolli. Former Assistant General Counsel at AIG. Cornell University, Boston University School of Law

Grounded in Heritage, Made with Love: Hana Makgeolli's Story

From Passion Project to the Next Big Thing in Natural Wine
Hana Makgeolli started as a passion project in 2015 by founder and brewer Alice Jun. Through years of sharing her home brews at popups and events all over New York City, Alice realized the potential of her traditionally and naturally made brews. Alice met business partner John Limb in 2017 and they set their sights on building the first artisanal Korean rice wine brewery in the US.





Fast forward to 2020, Hana Makgeolli was able to complete construction of its 2500 sq. ft brewery and taproom in Greenpoint, Brooklyn and began production amidst a pandemic - completely selling out their first two releases after their September launch. Hana Makgeolli quickly became recognized as a force not only in the Korean alcohol space but also in the world of natural wines due to their use of high quality, organic ingredients, a wild fermentation starter and traditional brewing methodologies.



First and Only Domestic Artisanal Korean Rice Wine - Made in Brooklyn
Authentic Korean rice wines have an incredible complexity unlike any beverage but were simply not accessible in the US before Hana Makgeolli. Our brewing philosophy steers away from the methods used by imported conventional makgeollis and instead puts quality and authenticity at the forefront. We do not sweeten, dilute, or add stabilizers or flavorings of any kind and all processes are designed to mimic the handmade methods used by the best Korean brewers. The result is a core product line consisting of the TAKJU 16, HWAJU 12, and YAKJU 14, showcasing the breadth and depth of the "sool" (Korean alcohol) category.





Our vision is to be the leader in artisanal Korean rice wines in the US market. Our brewery is equipped with enough capacity to produce up to 300 cases per month and we are currently operating at 60% capacity. Due to high demand we anticipate ramping up to 100% capacity by year-end 2021 and will likely need to add on more tanks in year 2.

Facility Capabilities



2K	500	75
Square Foot Production Facility	Square Foot Tasting Room	Square Foot Kitchen

10	2-3	approx. 300	approx. 39
BBL Brewhouse	Runs Per Month	Max Cases Produced Per Month	Avg. Cases Monthly Break Even

Hana Makgeolli's business model consists of 6 revenue channels: wholesale on-premise, wholesale off-premise, direct to consumer (DTC), tasting room, subscription club, and events. Because we launched during the pandemic, our primary focus has been on wholesale off-premise and direct to consumer sales. As we put Covid-19 behind us, we hope to be able to safely open the taproom by the late summer of 2021, hold events, and reignite our wholesale on-premise (restaurants and bars) sales.

Our products are priced and positioned in higher end retail stores, restaurants and bars and marketed at the intersection of natural wine, craft beer and premium sakes. Although our most direct competitors are more conventional styles of makgeolli that are imported from Korea, there are no truly comparable products available in the US market today.

Extraordinary Demand and Excitement

In the six months since our launch, we have sold every bottle we made - generating just over $80K in gross revenues without the benefit of our other three revenue channels. The incredible reception and unexpected demand were three revenue channels. The incredible reception and unexpected demand were all generated through word of mouth and grassroots/social media marketing.

Our success is in part attributable to the brand that we have developed for nearly 5 years prior to our launch. Since day one, Hana Makgeolli has represented authentic and high quality sool and has prioritized educating consumers on what makgeolli should or could be. Our logo is emblematic of the strong and warm characteristics of our wine and also pays homage to the generations of women that took huge steps to innovate and advance Korean brewing practices.



The combination of our story and our wines has created brand equity that translates to high product turnover for all of our retailers. To meet this enthusiasm, we have accelerated our move to traditional distribution, in alignment with natural wine and premium sake, to increase our exposure and reach.

Along with larger scale distribution, we intend to continue strengthening our DTC sales. Hana Makgeolli is currently available for shipping to 39 states nationwide which comprises 45% of DTC sales. We plan to diversify our DTC sales by improving our local, on demand delivery offering and opening up our taproom by the late Summer/Fall of 2021.

Join Our Journey

Hana Makgeolli has proven market traction with a product portfolio that both excites and educates customers on the breadth and depth of traditional Korean rice wines. We have already raised $550K out of our $750K goal through private investors and are looking to raise the final $200K with your help! Join our journey in establishing the Korean sool category in the US!

Fighting!

